UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 27 March, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 27 March, 2015

PRESS RELEASE

Amsterdam, 27 March, 2015

ING releases proxy materials for 2015 AGM

ING today published the proxy materials relating to its annual General Meeting (AGM) to be held on Monday 11 May 2015. The proxy materials are available on the ING website (www.ing.com/agm).

It will be proposed to the AGM to appoint Mariana Gheorghe (1956, Romanian and British) as member to the Supervisory Board. Mrs Gheorghe is currently CEO of OMV Petrom S.A., the largest oil and gas producer in South Eastern Europe. She worked for the European Bank for Reconstruction and Development in London from 1993 to 2006 where she held various international positions. From 1991 to1993 Mrs Gheorghe was Deputy General Director, International Finance with the Finance Ministry of Romania. The proposed appointment is subject to approval by ECB.

In addition, it will be proposed to the AGM to re-appoint Joost Kuiper (1943, Dutch) and Henk Breukink (1950, Dutch) as members to the Supervisory Board. Mr Kuiper and Mr Breukink have been members of the Supervisory Board of ING Groep N.V. since 2011 and 2007, respectively.

The full details of proposed (re-) appointments and the composition of the Supervisory Board are included in the proxy materials published today. The proxy materials also include:

•	The convocation for the AGM consisting of the agenda with explanation and the announcements that are required by virtue of the law and the Articles of Association of ING Groep N.V.;
•
The 2014 Annual Report of ING Groep N.V. including the Annual Accounts, other information and the reports of the Executive Board and the Supervisory Board as published on 19 March 2015. As announced on 19 March 2015, the printed version of the ING Group Annual Report in English will be available as of 1 April 2015 and can be ordered via https://www.ing.com/Publications

•	Any other information and documents as required by law.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION
Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING's restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

pdf version of press release: http://hugin.info/130668/R/1906917/679126.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 27 March, 2015